UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 25, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Second Quarter 2024 Earnings Release 25 July, 2024 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20 - F filed on April 3, 2024 . 2

Consolidated Statements of Income

Quarterly Comparison
(Unaudited)

(NT$ million)	Q2 / 2024	%	Q1 / 2024	%	Q2 / 2023	%	QoQ	YoY
Net Revenues:								
ATM	76,676	54.7%	72,862	54.9%	75,256	55.2%	5%	2%
EMS	62,853	44.8%	59,326	44.7%	60,384	44.3%	6%	4%
Others	709	0.5%	615	0.4%	635	0.5%	15%	12%
Total Net Revenues	140,238	100.0%	132,803	100.0%	136,275	100.0%	6%	3%
Gross Profit	23,066	16.4%	20,868	15.7%	21,741	16.0%	11%	6%
Operating Income (Loss)	9,021	6.4%	7,525	5.7%	9,412	6.9%	20%	-4%
Pretax Income (Loss)	10,117	7.2%	7,860	5.9%	10,111	7.4%	29%	0%
Income Tax Benefit (Expense)	(1,952)	-1.4%	(1,904)	-1.4%	(1,914)	-1.4%		
Non-controlling Interests	(382)	-0.3%	(274)	-0.2%	(457)	-0.3%		
Net Income Attributable to Shareholders of the Parent	7,783	5.5%	5,682	4.3%	7,740	5.7%	37%	1%
Basic EPS(NT$)	1.80		1.32		1.80		36%	0%
Diluted EPS(NT$)	1.75		1.28		1.76		37%	-1%

Additional Commentary From Management[1&2]:

Gross Profit excl. PPA expenses	24,013	17.1%	21,775	16.4%	22,654	16.6%	10%	6%
Operating Income excl. PPA expenses	10,230	7.3%	8,695	6.5%	10,587	7.8%	18%	-3%
Net income attributable to shareholders of the parent excl. PPA expenses	8,978	6.4%	6,834	5.1%	8,902	6.5%	31%	1%
Basic EPS(NT$) excl. PPA expenses	2.08		1.58		2.07		32%	0%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses NT$1.17bn in 2Q24, and NT$1.13bn in both 1Q24 and 2Q23.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit NT$0.04bn in both 2Q24 and 2Q23, and NT$0.03bn in 1Q24.

3

Consolidated Operations (Unaudited) 4 72,524 75,256 82,590 80,761 72,862 76,676 57,731 60,384 70,948 79,155 59,326 62,853 14.8% 16.0% 16.2% 16.0% 15.7% 16.4% 5.9% 6.9% 7.4% 7.4% 5.7% 6.4% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q2 / 2024 % Q1 / 2024 % Q2 / 2023 % QoQ YoY Net Revenues: Packaging 63,838 82.1% 60,388 81.7% 62,607 82.3% 6% 2% Testing 12,623 16.2% 12,102 16.4% 12,292 16.1% 4% 3% Direct Material 1,264 1.6% 1,338 1.8% 1,165 1.5% -6% 8% Others 88 0.1% 80 0.1% 44 0.1% 10% 100% Total Net Revenues 77,813 100.0% 73,908 100.0% 76,108 100.0% 5% 2% Gross Profit 17,201 22.1% 15,557 21.0% 16,161 21.2% 11% 6% Operating Income (Loss) 7,254 9.3% 6,077 8.2% 7,405 9.7% 19% -2% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 18,117 23.3% 16,433 22.2% 17,035 22.4% 10% 6% Operating Income excl. PPA expenses 8,420 10.8% 7,203 9.7% 8,529 11.2% 17% -1% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transacti on, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses e xcluded are related to depreciation, amortization and other expenses NT1.17bn in 2Q24, NT$1.13bn in 1Q24, and NT$1.12bn in 2Q23.

ATM Operations (Unaudited) 6 14,749 16,161 18,590 19,218 15,557 17,201 73,319 76,108 83,684 82,004 73,908 77,813 20.1% 21.2% 22.2% 23.4% 21.0% 22.1% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 50% 48% 52% 53% 52% 49% 17% 19% 19% 17% 18% 19% 33% 33% 29% 30% 30% 32% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
1%
16%
8%
34%
41%
2%
16%
7%
34%
41%
1%
15%
8%
32%
44%
2%
16%
8%
30%
44%
2%
16%
9%
30%
43%
2%
16%
7%
31%
44%
Material
Testing
Others
Wirebonding
Bump/FC/WLP/SiP

8

EMS Operations Quarterly Comparison/Revenues by Application (unaudited) (NT$ million) Q2 / 2024 % Q1 / 2024 % Q2 / 2023 % QoQ YoY EMS Net Revenues 62,907 100.0% 59,365 100.0% 60,424 100.0% 6% 4% Gross Profit 6,037 9.6% 5,499 9.3% 5,639 9.3% 10% 7% Operating Income (Loss) 1,955 3.1% 1,657 2.8% 2,089 3.5% 18% -6% 9 35% 34% 34% 40% 34% 33% 8% 8% 8% 11% 12% 11% 29% 33% 37% 28% 27% 29% 17% 15% 12% 11% 12% 13% 9% 8% 7% 8% 12% 11% 2% 2% 2% 2% 3% 3% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 (NT$ million) Jun. 30, 2024 Mar. 31, 2024 Cash and cash equivalent $66,173 $75,105 Financial assets - current 9,162 8,410 Financial assets - non current & investments - equity method 30,887 30,776 Property, plant & equipment 271,835 265,592 Total assets 682,930 681,470 Short-term loans & short-term bills payable 51,065 56,863 Current portion of bonds payable 13,099 9,602 Current portion of long-term loans 5,556 4,473 Bonds payable 21,976 31,618 Long-term loans 84,414 84,589 Total interest bearing debts 183,938 195,344 Total liabilities 359,460 369,301 Total equity (Including non-controlling interest) 323,470 312,169 Quarterly EBITDA* 26,127 23,974 Current ratio 1.17 1.19 Net debt to equity ratio 0.34 0.36 * : EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items.

Equipment Capital Expenditures vs. EBITDA * (Unaudited) 11 231 209 239 234 228 406 781 843 885 895 766 811 0 200 400 600 800 1,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 US$ million Capex EBITDA* * : EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items.

Third Quarter 2024 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2024 to be as follows:  In NT dollar terms, our ATM 3 rd quarter 2024 revenues should grow by high single digits quarter over quarter;  Our ATM 3 rd quarter gross margin should be between 23% to 23.5%;  In NT dollar terms, our EMS 3 rd quarter 2024 revenues should grow mid to high teens quarter over quarter;  Our EMS 3 rd quarter 2024 operating margin should be slightly above 4 th quarter 2023 levels of 3.5%. 12

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/2023	Q2/2023	Q3/2023	Q4/2023	FY/2023	Q1/2024	Q2/2024
Revenues	130,891,073	136,275,353	154,166,844	160,581,201	581,914,471	132,802,855	140,238,063
COGS	111,551,750	114,534,530	129,251,183	134,819,876	490,157,339	111,934,809	117,172,132
PPA under COGS	917,384	913,036	907,151	906,818	3,644,389	907,257	946,878
Gross profit	19,339,323	21,740,823	24,915,661	25,761,325	91,757,132	20,868,046	23,065,931
Gross profit excl. PPA	20,256,707	22,653,859	25,822,812	26,668,143	95,401,521	21,775,303	24,012,809
OPEX	11,643,749	12,328,656	13,510,320	13,946,699	51,429,424	13,343,096	14,045,278
PPA under OPEX	261,948	262,147	262,426	262,460	1,048,981	262,320	262,560
Operating income	7,695,574	9,412,167	11,405,341	11,814,626	40,327,708	7,524,950	9,020,653
Operating income excl. PPA	8,874,906	10,587,350	12,574,918	12,983,904	45,021,078	8,694,527	10,230,091
Non Op gain/(loss)	174,771	698,626	846,651	552,592	2,272,640	334,868	1,096,772
PPA under Non Op gain/ (loss)	6,270	7,693	69	1,423	15,455	1,027	3,670
Non Op gain/ (loss) excl. PPA	181,041	706,319	846,720	554,015	2,288,095	335,895	1,100,442
Pretax income	7,870,345	10,110,793	12,251,993	12,367,218	42,600,349	7,859,818	10,117,424
PPA under Pretax income	1,185,602	1,182,876	1,169,646	1,170,701	4,708,825	1,170,604	1,213,108
Pretax income excl. PPA	9,055,947	11,293,669	13,421,639	13,537,919	47,309,174	9,030,422	11,330,532
Tax expenses	1,777,556	1,913,865	2,890,485	2,461,045	9,042,951	1,904,488	1,952,288
PPA under Tax expense	(13,652)	(12,466)	(11,470)	(11,278)	(48,866)	(10,700)	(10,789)
Tax expense excl. PPA	1,791,208	1,926,331	2,901,955	2,472,323	9,091,817	1,915,188	1,963,077
Non-controlling interests	275,624	456,505	585,666	514,200	1,831,995	273,822	381,687
PPA under Non-controlling interests	9,332	8,517	7,814	7,709	33,372	7,239	7,815
Non-controlling interests excl. PPA	284,956	465,022	593,480	521,909	1,865,367	281,061	389,502
Net income attributable to shareholders of the parent	5,817,165	7,740,423	8,775,842	9,391,973	31,725,403	5,681,508	7,783,449
PPA expenses under Net income attributable to shareholders of the parent	1,162,618	1,161,893	1,150,362	1,151,714	4,626,587	1,152,665	1,194,504
Net income attributable to shareholders of the parent excl. PPA	6,979,783	8,902,316	9,926,204	10,543,687	36,351,990	6,834,173	8,977,953
Total PPA expenses	1,171,950	1,170,410	1,158,176	1,159,423	4,659,959	1,159,904	1,202,319
Basic EPS (NT$)	1.36	1.80	2.04	2.18	7.39	1.32	1.80
Basic EPS (NT$) excl. PPA	1.63	2.07	2.31	2.45	8.46	1.58	2.08
Diluted EPS (NT$)	1.30	1.76	2.00	2.13	7.18	1.28	1.75
Diluted EPS (NT$) excl. PPA	1.57	2.03	2.27	2.40	8.25	1.54	2.03

14